Exhibit 4.1

SECURITIES ESCROW AGREEMENT

This SECURITIES ESCROW AGREEMENT (this “Agreement”) made as of the 12th day of June 2015, by and among Ruthigen, Inc. (“Parent”) whose address is 2455 Bennett Valley Road, Suite C116, Santa Rosa, CA 95404, Dr. Steven Gillis, as representative of the record owners of the outstanding shares of the common stock of Pulmatrix Inc. (the “Company”) immediately prior to the Effective Date (the “Pre-Merger Company Stockholder Representative”) and Collateral Agents LLC, as representative of the record and beneficial owners of the outstanding shares of common stock of Parent immediately prior to the Effective Date (the “Pre-Merger Parent Representative”) and VStock Transfer, LLC (the “Escrow Agent”) whose address is 18 Lafayette Place, Woodmere, NY 11598. Parent, the Pre-Merger Company Stockholder Representative and the Pre-Merger Parent Representative are sometimes referred to individually as a “Party” and collectively referred to as the “Parties.” Terms used in this Agreement with initial capital letters that are not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WITNESSETH:

WHEREAS, Parent, Ruthigen Merger Corp., a wholly owned subsidiary of Parent (“Merger Sub”), and the Company entered into that certain Agreement and Plan of Merger, dated as of March 13, 2015 (the “Merger Agreement”), pursuant to which the Company shall be merged with and into Merger Sub; and

WHEREAS, pursuant to the Merger Agreement and in connection with the transactions contemplated thereby, the Parties have agreed to enter into this Agreement to establish the Shares Escrow and deposit the Indemnification Shares to be held in escrow by the Escrow Agent for the benefit of the Pre-Merger Company Stockholders and the Pre-Merger Parent Stockholders; and

WHEREAS, pursuant to the Merger Agreement, the Parties have agreed that the Escrow Property (as defined below) shall provide a source of funds for satisfaction of certain indemnification obligations of Parent or the Company may owe to the Pre-Merger Company Stockholders or to the Pre-Merger Parent Stockholders as provided in Article VIII of the Merger Agreement; and

WHEREAS, the Escrow Agent is willing to act as escrow agent in respect of the Escrow Property and hold and distribute such Escrow Property upon the terms and conditions hereinafter set forth; and

WHEREAS, the execution and delivery of this Agreement is a condition to the Parties’ obligations to consummate the transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the promises and agreements of the parties hereto and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties and the Escrow Agent agree as follows:

1. Designation of Escrow Agent. The Parties, in consideration for the Escrow Agent’s agreement to perform the duties of an escrow agent (a nondiscretionary agent) under this Agreement, hereby designate the Escrow Agent as an escrow agent and Escrow Agent hereby agrees to act as escrow agent as herein established. This Agreement shall only become effective upon the Closing of the Merger. The Escrow Agent, as escrow agent but not as trustee or fiduciary in any respect, shall take, hold and distribute the Escrow Property in accordance with the terms of this Agreement and shall hold the Escrow Property as escrow agent. However, the Escrow Agent shall not be liable for any act, omission or determination made in connection with this Agreement except for its bad faith or willful misconduct. Without limiting the generality of the foregoing, the Escrow Agent shall not be liable for any losses arising from its compliance with written or oral directions and shall be fully protected in acting in good faith upon any instrument, certificate or paper believed by it to be genuine and to be signed or presented by the proper person or persons and the Escrow Agent shall be under no duty to make any investigation or inquiry as to any statement contained in any such writing, but may accept the same as conclusive evidence of the truth and accuracy of the statements therein contained.

1. 2. Deposits. At the Closing, Parent shall deliver to and deposit with the Escrow Agent, the Indemnification Shares to be held by the Escrow Agent for the purposes set forth in the Merger Agreement (together with any dividends, distributions or other income earned with respect thereto, and as reduced by any distribution therefrom pursuant hereto, the “Escrow Property”). At the Closing, Parent shall deliver to the Escrow Agent a stock certificate in the name of the Escrow Agent as escrow agent representing 5,850,000 shares of Parent Common Stock (subject to adjustment upon the occurrence of certain events of Parent, including in the case of stock splits, subdivisions, reclassifications or combinations of the Parent Common Stock). The Escrow Agent is responsible for safekeeping the Escrow Property which is delivered into its possession by Parent or its agent. The Escrow Agent will not be responsible for the computation and collection of any interest, dividends, or other proceeds or certificates due or issuable upon a reorganization of Parent with respect to the Escrow Property. Without limiting the foregoing, the Parties hereby acknowledge that the Escrow Agent will act solely as escrow agent and is not under any duty to supervise the marketability of the Escrow Property or to advise or make recommendations with respect to such.

3. Disbursements.

3.1 The period for which the Escrow Property is maintained in the Shares Escrow shall be the Survival Period; provided, however, that a portion of the Escrow Property that is necessary to satisfy any Unresolved and Unsatisfied Claims specified in any Indemnification Certificate delivered to the Escrow Agent prior to termination of the Survival Period with respect to facts and circumstances existing prior to expiration of the Survival Period shall remain in the Shares Escrow until such claims have been resolved.

3.2 Within three (3) business days after the end of the Survival Period (the “Release Date”), the Escrow Agent shall return the Escrow Property remaining after settlement of all of the claims upon the Shares Escrow in accordance with Section 3.6 hereof, less the portion of the Escrow Property necessary to cover any Damages described in an Indemnification Certificate delivered in accordance with Section 3.3 hereof with respect to any Unresolved and Unsatisfied Claims, to Parent. In the event any portion of the Escrow Property is held back as a result of the preceding sentence, promptly upon resolution of each Unsatisfied and Unresolved Claim, the Escrow Agent shall either return the applicable portion of the Escrow Property to Parent, or, if less than full payments were made on the claims in accordance with Section 3.6(a)(i) through (iii) hereof, release them to the Pre-Merger Company Stockholders or to the Pre-Merger Parent Stockholders, as applicable, in accordance with Section 3.6(b) hereof.

3.3 On or before the last day of the Survival Period, the Pre-Merger Company Stockholder Representative or the Pre-Merger Parent Representative shall execute and deliver to the Escrow Agent an Indemnification Certificate stating that Damages are alleged to exist with respect to the indemnification obligations of Parent or the Company as set forth in Article VIII of the Merger Agreement and specifying in reasonable detail the individual items of such Damages included in the amount so stated, the date each such item was paid, or properly accrued or arose, and the nature of the misrepresentation, breach of warranty, covenant, claim or cost to which such item is related. The presentation of any Indemnification Certificate with respect to any indemnification obligations under Article VIII of the Merger Agreement shall not limit the right of the Pre-Merger Company Stockholder Representative and Pre-Merger Parent Representative to submit one or more additional Indemnification Certificates with respect to the same or any other indemnification obligation. Any claim upon the Shares Escrow shall be settled pursuant to Section 3.6, and no Escrow Property shall be released to the Pre-Merger Company Stockholders or to the Pre-Merger Parent Stockholders prior to the end of the Survival Period.

3.4 At the time of delivery of any Indemnification Certificate to the Escrow Agent, the Pre-Merger Company Stockholder Representative shall deliver a duplicate copy of such Indemnification Certificate to Parent and the Pre-Merger Parent Representative, and the Pre-Merger Parent Representative shall deliver a duplicate copy of such Indemnification Certificate to the Company and the Pre-Merger Company Stockholder Representative. For a period of ten (10) days after such delivery, the representative of the party not delivering the Indemnification Certificate shall either consent or object in a written statement to the claim made in the Indemnification Certificate, and such statement shall be delivered to the Escrow Agent, Parent and to the representative of the party that has delivered the Indemnification Certificate (either the Pre-Merger Company Stockholder Representative or the Pre-Merger Parent Representative). In case the Pre-Merger Parent Representative or the Pre-Merger Company Stockholder Representative shall object in writing within the ten (10) day period to any claim or claims made in the Indemnification Certificate, the representative of the party that has delivered the Indemnification Certificate shall have thirty (30) days to respond in a written statement to such objection. If after such thirty (30) day period there remains a dispute as to any claims, the Pre-Merger Parent Representative and the Pre-Merger Company Stockholder Representative shall attempt in good faith for sixty (60) days to agree upon the rights of the Party that has delivered the Indemnification Certificate to receive Indemnification Shares in respect of the disputed claims. If the Pre-Merger Parent Representative and the Pre-Merger Company Stockholder Representative should so agree, a memorandum setting forth such agreement shall be prepared and signed by both the Pre-Merger Parent Representative and the Pre-Merger Company Stockholder Representative and, if applicable, shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and shall release the Escrow Property to the Pre-Merger Company Stockholders or the Pre-Merger Parent Stockholders, as applicable, upon the end of the Survival Period, in accordance with the terms of such memorandum and subject to Section 3.6 hereof. If no agreement can be reached after good faith negotiation between the parties pursuant to this Section 3.4 hereof, then the Escrow Agent will release the Escrow Property to the Pre-Merger Company Stockholders or the Pre-Merger Parent Stockholders, as applicable, subject to Section 3.6, in respect of such disputed claim, as determined by the independent accountant as provided in Section 3.5 hereof.

3.5 If the Pre-Merger Company Stockholder Representative and the Pre-Merger Parent Representative fail to reach an agreement with respect to all of the matters set forth in any objection to a claim made in an Indemnification Certificate pursuant to Section 3.4 hereof, then any amounts remaining in dispute shall be submitted for resolution to the office of Marcum LLP or, if Marcum LLP is unable to serve, the Pre-Merger Parent Representative and the Company Pre-Merger Stockholder Representative shall appoint by mutual agreement the office of an impartial nationally recognized firm of independent certified public accountants who shall resolve the dispute. Marcum LLP, or such other independent accountant, as the case may be, shall resolve such dispute within thirty (30) days of all relevant materials from the Pre-Merger Company Stockholder Representative and the Pre-Merger Parent Representative. Such determination shall be final and binding on all parties hereto.

3.6 (a) Subject to Section 3.6(b) hereof, after the end of the Survival Period but prior to the Release Date, the Escrow Agent shall, subject to the provisions of Section 3.4 hereof, release to the Pre-Merger Company Stockholders or to the Pre-Merger Parent Stockholders, as applicable, the Escrow Property (valued based on the Average Price as of the end of the Survival Period) for the amount of the claims (i) as set forth in a Indemnification Certificate, if the Escrow Agent had received a written consent to the claim made in the Indemnification Certificate from the party not delivering the Indemnification Certificate, (ii) as set forth in a memorandum setting forth the agreement of the Pre-Merger Parent Representative and the Pre-Merger Company Stockholder Representative, if the party not delivering the Indemnification Certificate had delivered to the Escrow Agent a written objection to the claim made in a Indemnification Statement and reached an agreement with the party delivering the Indemnification Certificate pursuant to Section 3.4 hereof, and (iii) as determined by the independent accountant as provided in Section 3.5 hereof. Upon the release of any of the Parent Common Stock included in the Escrow Property pursuant to this Section 3.6, the Escrow Agent shall deliver to the Pre-Merger Company Stockholders or to the Pre-Merger Parent Stockholders stock powers to effect the transfer to the Pre-Merger Company Stockholders or to the Pre-Merger Parent Stockholders of the number of the shares of Parent Common Stock included in the Escrow Property to be released, and Parent then shall or shall cause its transfer agent to prepare, execute and issue new stock certificate(s) to be held in escrow, evidencing the portion of Escrow Property necessary to cover any Damages described in an Indemnification Certificate delivered in accordance with Section 3.3 hereof with respect to any Unresolved and Unsatisfied Claims, if any, and deliver such stock certificate(s) to the Escrow Agent.

(b) In the event that the aggregate amount of the claims as set forth in the Indemnification Certificates of Pre-Merger Parent Stockholders and the Pre-Merger Company Stockholders

exceeds the value of the Escrow Property (valued based on the Average Price as of the end of the Survival Period) held in Shares Escrow, then the Escrow Property shall be released ratably among the Pre-Merger Parent Stockholders and the Pre-Merger Company Stockholders in proportion to the amount of the claims the Pre-Merger Parent Stockholders and the Pre-Merger Company Stockholders are entitled as set forth in Section 3.6(a)(i) through (iii) hereof.

4. Rights, Duties and Responsibilities of Escrow Agent. The Escrow Agent is obligated only to perform the duties specifically set forth in this Agreement, which shall be deemed purely ministerial in nature, and that:

4.1 The Escrow Agent shall not be responsible for the performance by the Parties of any of their respective obligations pursuant to any agreement among the Parties.

4.2 If the Escrow Agent is uncertain as to its duties or rights hereunder or shall receive instructions with respect to the Escrow Property which, in its sole determination, are in conflict either with other instructions received by it or with any provision of this Agreement, it shall be entitled to hold the Escrow Property, or a portion thereof, pending the resolution of such uncertainty to the Escrow Agent’s sole satisfaction, by final judgment of a court or courts of competent jurisdiction or otherwise.

4.3 The Escrow Agent shall not be liable for any action taken or omitted hereunder, or for the misconduct of any employee, agent or attorney appointed by it, except in the case of bad faith, willful misconduct or gross negligence. The Escrow Agent shall be entitled to consult with counsel of its own choosing and shall not be liable for any action taken, suffered or omitted by it in accordance with the advice of such counsel.

4.4 The Escrow Agent shall have no responsibility at any time to ascertain whether or not any security interest exists in the Escrow Property or any part thereof or to file any financing statement under the Uniform Commercial Code with respect to the Escrow Property or any part thereof.

4.5 Without limiting the generality of the foregoing, the Escrow Agent shall not be under any obligation to defend any legal action or engage in any legal proceeding with respect to the Escrow Property.

5. Amendment; Resignation or Removal of Escrow Agent. This Agreement may be altered or amended only with the written consent of the Parties and the Escrow Agent. If the Parties agree to amend any defined term in the Merger Agreement from and after the date hereof, and such defined term is used as a defined term herein, then the Parties shall jointly notify the Escrow Agent in writing of such amendment as promptly as practicable. The Escrow Agent may resign by furnishing written notice of its resignation to the Parties, and the Parties may remove the Escrow Agent by furnishing to the Escrow Agent a joint written notice signed by both Parties of its removal. Such resignation or removal, as the case may be, shall be effective thirty (30) days after the delivery of such notice or upon the earlier appointment of a successor, and the Escrow Agent’s sole responsibility thereafter shall be to safely keep the Escrow Property and to deliver the same to a successor escrow agent as shall be appointed by the Parties, as evidenced by a joint written notice signed by the Parties delivered to the Escrow Agent or in accordance with a court order. Such successor escrow agent shall become the Escrow Agent hereunder upon the resignation date specified in such notice. The Escrow Agent shall continue to serve until its successor accepts the Escrow Property. Upon its resignation or removal and delivery of the Escrow Property as set forth in this Section 5, the Escrow Agent shall be discharged of and from any and all further obligations arising in connection with the escrow agent relationship contemplated by this Agreement. Without limiting the provisions of Section 5 hereof, the resigning Escrow Agent shall be entitled to be reimbursed by Parent for any expenses incurred in connection with its resignation, transfer of the Escrow Property to a successor Escrow Agent.

6. Representations and Warranties. Each Party hereby represents and warrants to the Escrow Agent that:

6.1 No party other than the parties hereto has, or shall have, any lien, claim or security interest in the Escrow Property or any part thereof.

6.2 No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Property or any part thereof.

7. Fees and Expenses. The Escrow Agent shall be entitled to payment of one hundred ($100) Dollars per month. In addition, Parent agrees to reimburse the Escrow Agent for any reasonable expenses incurred in connection with this Agreement, including, but not limited to, reasonable counsel fees.

8. Indemnification and Contribution.

8.1 Parent (the “Indemnitor”) agrees to indemnify the Escrow Agent and its officers, directors, employees, agents and shareholders (collectively referred to as the “Indemnitees”) against, and hold them harmless of and from, any and all loss, liability, cost, damage and expense, including without limitation, reasonable counsel fees, which the Indemnitees may suffer or incur by reason of any action, claim or proceeding brought against the Indemnitees arising out of or relating in any way to this Agreement or any transaction to which this Agreement relates, unless such action, claim or proceeding is the result of the bad faith, willful misconduct or gross negligence of the Indemnitees.

8.2 If the indemnification provided for in Section 8.1 hereof is applicable, but for any reason is held to be unavailable, the Indemnitor shall contribute such amounts as are just and equitable to pay, or to reimburse the Indemnitees for, the aggregate of any and all losses, liabilities, costs, damages and expenses, including counsel fees, actually incurred by the Indemnitees as a result of or in connection with, and any amount paid in settlement of, any action, claim or proceeding arising out of or relating in any way to any actions or omissions of the Indemnitor.

8.3 The provisions of this Article 7 shall survive any termination of this Agreement, whether by disbursement of the Escrow Property, resignation of the Escrow Agent or otherwise.

9. Termination of Agreement. This Agreement shall terminate and shall be of no further force and effect on the earlier to occur of (a) the date of the final disposition of the Escrow Property pursuant to the terms of this Agreement or (b) the execution and delivery of a written agreement to terminate this Agreement signed by the Parties, provided that the rights of the Escrow Agent and the obligations of the other parties hereto under Section 7 shall survive the termination hereof and the resignation or removal of the Escrow Agent. Notwithstanding anything to the contrary herein, if the Parties issue a joint instruction signed by the Parties instructing the disposition of the Escrow Property, the Escrow Agent shall distribute the Escrow Property as specified in such joint instruction.

10. Governing Law and Assignment. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without regard to the conflicts of laws principles thereof, and shall be binding, upon the parties hereto and their respective successors and assigns; provided, however, that any assignment or transfer by any party of its rights under this Agreement or with respect to the Escrow Property shall be void as against the Escrow Agent unless (a) written notice thereof shall be given to the Escrow Agent; and (b) the Escrow Agent shall have consented in writing to such assignment or transfer, which consent shall not be unreasonably withheld.

11. Notices. All notices required to be given in connection with this Agreement shall be in writing, in English, and shall be deemed to have been given (a) when personally delivered, (b) on written confirmation of receipt, if sent by facsimile, telecopy, electronic mail or other electronic transmission device, (c) one (1) Business Day after deposit with a nationally recognized overnight courier, specifying next day delivery or (d) three (3) Business Days after being sent by registered or certified mail. All notices to more than one Party shall be sent on the same date and by the same mode of delivery to all Parties. If notice is given to a party hereto, it shall be given at the address for such party set forth below. It shall be the responsibility of the Parties to notify the Escrow Agent and the other Parties in writing of any name or address changes.

If to Pre-Merger Company Stockholder Representative:	ARCH Venture Partners 8725 W. Higgins Rd., Suite 290 Chicago, Illinois 60631 Attn: Dr. Steven Gillis Facsimile: 773-380-6600 E-mail: sgillis@archventure.com

If to Pre-Merger Company Stockholder Representative:	Collateral Agents LLC 333 Seventh Avenue-3rd Floor New York, NY 10001 Attn: Robert Schechter, CEO Phone:646-289-8681 Fax: 646-245-9101 E-mail: RSchechter@CollateralAgents.com

If to Parent	Pulmatrix, Inc. 99 Hayden Avenue Suite 390 Lexington, MA 02421 Facsimile: 781-357-2399 E-mail: info@pulmatrix.com

with a copy to:	Haynes and Boone, LLP 30 Rockefeller Plaza 26th Floor New York, NY 10112 Facsimile: (212) 884-8234 E-mail: rick.werner@haynesboone.com Attention: Rick A. Werner, Esq.

If to the Escrow Agent:	VStock Transfer, LLC 18 Lafayette Place Woodmere, New York 11598 Facsimile: (646) 536-3179 E-mail: yoel@vstocktransfer.com

12. Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be determined to be invalid or unenforceable, the remaining provisions of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid or unenforceable shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law.

13. Consent to Jurisdiction; Waiver of Jury Trial. Any legal action or proceeding with respect to this Agreement and any action for enforcement of any judgment in respect thereof shall be brought in the courts of the State of New York or of the United States of America for the Southern District of New York, and, by execution and delivery of this Agreement, the parties hereto hereby accept for themselves and in respect of their property, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts and appellate courts. The parties waive the right to trial by jury with respect to any claims hereby. The parties hereby irrevocably waive any objection which they may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement brought in the courts referred to and hereby further irrevocably waive and agree, to the extent permitted by applicable law, not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

14. Execution in Several Counterparts. This Agreement may be executed in several counterparts or by separate instruments and by facsimile transmission, and all of such counterparts and instruments shall constitute one agreement, binding on all of the parties hereto.

15. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings (written or oral) of the parties in connection therewith.

16. Referenced Terms. This Agreement is the Escrow Agreement referred to in the Merger Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

VSTOCK TRANSFER, LLC

By:	/s/ Yoel Goldfeder
Name:	Yoel Goldfeder
Title:	CEO

RUTHIGEN, INC.

By:	/s/ Hojabr Alimi
Name:	Hojabr Alimi
Title:	CEO

PRE-MERGER COMPANY STOCKHOLDER REPRESENTATIVE

By:	/s/ Dr. Steven Gillis
Name:	Dr. Steven Gillis
Title:	Managing Director of ARCH Venture Partners

PRE-MERGER PARENT REPRESENTATIVE

Collateral Agents LLC

By:	/s/ Robert Schecter
Name:	Robert Schecter
Title:	CEO